


07000818

BB 2/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/26/05 (MM/DD/YY) AND ENDING 11/24/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Broadway
(No. and Street)

Saratoga Springs (City) NY (State) 12866 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Warzek (518) 886-4301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway (Address) Albany (City) N.Y. (State) 12207 (Zip Code)

SEC MAIL PROCESSING RECEIVED JAN 2 4 2007 WASH, D.C. 156

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1

OATH OR AFFIRMATION

I, John J. Collins III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company, L.P., as of January 10, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

NANCY MACDANIEL
Notary Public in the State of New York
No. 4810298
Residing in Albany County
My Commission Expires March 30, 20 10

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercer Allied Company, L.P.

Financial Statements and Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
November 24, 2006

Mercer Allied Company L.P.
Index
November 24, 2006

Page(s)



PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

To the Partners of Mercer Allied Company, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in partners' capital, and cash flows present fairly, in all material respects, the financial position of Mercer Allied Company, L.P. (the "Partnership") at November 24, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 to the financial statements, the Partnership has had significant transactions with related entities.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 9, 2007

Mercer Allied Company, L.P.
Statement of Financial Condition
November 24, 2006

Assets		
Cash and cash equivalents	$	4,209,063
Commissions receivable		110,971
Prepaid expenses		16,070
Total assets	$	4,336,104
Liabilities and partners' capital		
Liabilities		
Accrued expenses	$	49,183
Due to Parent and affiliates		1,797,180
		1,846,363
Partners' capital		2,489,741
Total liabilities and partners' capital	$	4,336,104

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Income
Year ended November 24, 2006

Revenues	
Brokerage commissions	$ 4,855,191
	4,855,191
Expenses	
Administrative charges - affiliates	1,107,996
Licenses	380,669
Professional fees	27,150
	1,515,815
Income before income tax expense	3,339,376
Income tax expense	1,299,684
Net income	$ 2,039,692

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
Year ended November 24, 2006

	General Partner	Limited Partner	Total
Balance at November 25, 2005	$ 14,500	$ 1,435,549	$ 1,450,049
Net income	20,397	2,019,295	2,039,692
Dividends paid	(10,000)	(990,000)	(1,000,000)
Balance at November 24, 2006	$ 24,897	$ 2,464,844	$ 2,489,741

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
Year ended November 24, 2006

Cash flows from operating activities	
Net income	$ 2,039,692
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Commissions receivables	12,264
Prepaid expenses	(3,290)
Accrued expenses	6,976
Net cash provided by operating activities	2,055,642
Cash flows from financing activities	
Due to Parent and affiliates	759,278
Dividends paid	(1,000,000)
Net cash used in financing activities	(240,722)
Increase in cash and cash equivalents	1,814,920
Cash and cash equivalents at beginning of year	2,394,143
Cash and cash equivalents at end of year	$ 4,209,063

The accompanying notes are an integral part of the financial statements

1. Organization and Summary of Significant Accounting Policies

Mercer Allied Company, L.P. (the "Partnership") is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker dealer registered with the Securities and Exchange Commission that refers clients to clearing brokers and receives a portion of the commission or fee earned by those brokers (brokerage commissions). The Partnership is scheduled to expire December 31, 2044. Further, the Partnership, through brokers of affiliated companies, places client variable life insurance policies with insurance carriers and earns a commission.

Goldman Sachs Ayco Holding LLC is the general partner of the Partnership. The Ayco Company, L.P. is the limited partner of the Partnership.

A summary of significant accounting policies follows:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Partnership defines cash and cash equivalents as cash in banks, money market funds and investments with original maturities of three months or less. Cash and cash equivalent balances are maintained at one institution which is insured by Federal Deposit Insurance (FDI) up to $100,000. The aggregate bank balance at this institution in excess of FDI was approximately $4,109,063 at November 24, 2006.

Revenue Recognition
Brokerage commissions revenue for placing business with clearing brokers is recognized when earned and reasonably determinable. Brokerage commissions revenue for placing client insurance policies with insurance carriers is earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

One customer generated 14.6% of revenue in 2006 and represented 50.5% of the total commission receivable at November 24, 2006.

Income Taxes
Effective July 2, 2003, the Partnership elected to be taxed as a "C" corporation. Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recorded to reflect the tax consequences of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end.

As a "C" corporation, the Partnership will be included in the consolidated federal tax return filed by Goldman Sachs Group, Inc. (the "Parent") for the year ended November 24, 2006. During this period, the Partnership's tax provision has been computed using the separate return method for the allocation of federal and state income taxes. Deferred taxes are recorded in these financial statements generally, until the underlying temporary differences reverse and the taxes become currently payable/receivable (see Note 5).

Comprehensive Income

The Partnership did not have any activities in 2006 that would result in other comprehensive income. As a result, total comprehensive income is equal to net income.

2. Amended and Restated Limited Partnership Agreement

Allocations of income and losses are generally 99% to the limited partner and 1% to the general partner, except in certain circumstances (as outlined in the amended and restated limited partnership agreement) whereby income and loss allocations are based on a prescribed formula.

3. Related Party Transactions

As discussed below, the Partnership has had significant transactions with related entities. These transactions have had a significant impact on the Partnership's financial position, results of operations and cash flows. Whether the terms of these transactions would have been the same had they been between non-related entities cannot be determined.

The Partnership is provided office space, facilities and operational and administrative support by the Parent and other affiliates, for which the Partnership was charged $1,107,996. At November 24, 2006, amounts due to Parent and affiliates aggregated $1,797,180 (see Notes 1 and 5).

4. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. Effective July 1, 2003, the NASD approved the Partnership's election to reduce its minimum dollar net capital requirement from $50,000 to $5,000. At November 24, 2006, the Partnership had net capital of $2,362,700, which was $2,239,609 in excess of its minimum required net capital of $123,091. The Partnership's net capital ratio at November 24, 2006 was .78 to 1. On December 22, 2006, the Partnership distributed $1,350,000 to its partners reducing its net capital to a projected amount of $1,012,700.

5. Income Taxes

The components of income tax expense are as follows:

Current:	
Federal	$ 1,050,235
State	249,449
Income tax expense/liability	$ 1,299,684

The provision for income tax expense was based upon pre-tax earnings for the year ended November 24, 2006 ($3,339,376) using a combined federal and state effective tax rate of 38.92%. The difference between the reported provision for taxes and the amount computed by multiplying pretax income by the statutory rate is attributable to state and local taxes. Income taxes paid to the Parent in fiscal 2006 approximated $670,010. The Company's tax liability is presented as a component of "Due to Parent and Affiliates" in the statement of financial condition.

6. Recent Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109." FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company expects to adopt the provisions of FIN No. 48 beginning in fiscal 2008. The adoption of FIN No. 48 is not expected to have a material impact on the Company's financial condition, results of operations and cash flows.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
November 24, 2006

Net capital	
Total partners' capital	$ 2,489,741
Deductions	
Non-allowable assets - commissions receivable and prepaid expenses	(127,041)
Net capital	$ 2,362,700
Aggregate indebtedness	
Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$ 1,846,363
Total aggregate indebtedness	$ 1,846,363
Percentage of aggregate indebtedness to net capital	78%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-
Computation of basic net capital	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 123,091
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 123,091
Excess net capital	$ 2,239,609
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 2,178,063

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Focus Report of November 24, 2006, dated December 23, 2006.

Mercer Allied Company, L.P.
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under 15c3-3
November 24, 2006

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED.

The Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.



PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Partners of Mercer Allied Company, L.P.:

In planning and performing our audit of the financial statements of Mercer Allied Company, L.P. (the "Partnership") as of and for the year ended November 24, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1: Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at November 24, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 9, 2007

END